U. S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 10-SB/A

Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES OF

SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

BONANZA GOLD, INC.

(Name of Small Business Issuer in its charter)

State of Washington

 91-0745418

(State or other jurisdiction of incorporation or organization)

(I.R.S. Employer Identification No.)

26505 N. Bruce Rd.

Chattaroy, Washington

 99003-7720

(Address of principal executive offices)

(Zip Code)

(Issuer's telephone number, including area code)

 (509) 238-6613

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:

Name of each exchange on which each class is

to be registered:

 N/A

  N/A

Securities registered under Section 12(g) of the Act:

Common Stock

       (Title of class)

PART I

ITEM 1.

DESCRIPTION OF BUSINESS

History.

<r> Bonanza Gold, Inc. (the “Company”) was incorporated under the laws of the State of Washington on April 3, 1961 as Vermilion Gold, Inc. for the purpose of acquiring, exploring and developing natural resource properties.  The Company had been involved in the acquisition and exploration of various mining properties, located in the states of Alaska, Montana and Idaho.  Exploration efforts were unsuccessful and none of these mining properties produced any commercial ore.  The Company abandoned its remaining mining claims and the related development costs in 1996.  Consequently, since 1996, the Company has been inactive. </r>

<r> Due to the recent increase in the price of gold and silver, management is attempting to reactivate the Company with the intention of investigating opportunities in the natural resource industry or other business opportunities which may become available to the Company.  The Company believes that it will be better able to finance its operations if it is a reporting company.  Therefore, a portion of the proceeds of this offering will be spent to register the Company’s shares under the Securities Exchange Act of 1934, as amended.  Management believes the benefits of becoming a reporting company include the increased ability to obtain support of market makers, facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for stock options or similar benefits to key employees and providing liquidity for all shareholders by qualifying to list on the NASDAQ supervised Bulletin Board.  </r>

In September 2003 the Board of Directors authorized a private placement of the Company’s common Stock to raise $75,000.  The proceeds are to be utilized to pay for legal and accounting fees associated with the preparation and filing of this Form 10SB registration Statement, to pay ongoing expenses related to complying with the reporting requirements of the Securities Exchange Act of 1934, (i.e. preparation of audited financial statements and periodic reports) and working capital.

Risk Factors

The Company's business is subject to numerous risk factors, including the following:

No Revenue and Minimal Assets

The Company has had no revenues or earnings from operations.  The Company has no significant assets or financial resources.  As a mineral exploration company, the Company will sustain operating expenses without corresponding revenues.  This will result in the Company incurring net operating losses that will increase continuously until the Company can bring a property into production or lease, joint venture, or sell any property it may acquire.

Risks Inherent in the Mining Industry

Mineral exploration and development is highly speculative and capital intensive.  Most exploration efforts are not successful, in that they do not result in the discovery of mineralization of sufficient quantity or quality to be profitably mined.  The operations of the Company are also indirectly subject to all of the hazards and risks normally incident to developing and operating mining properties.  These risks include insufficient ore reserves; fluctuations in production costs that may make mining of reserves uneconomic; significant environmental and other regulatory restrictions; labor disputes; geological problems; failure of pit walls or dams; force majeure events; and the risk of injury to persons, property or the environment.

Uncertainty of Reserves and Mineralization Estimates

There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond the control of the Company.  The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment.  Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates.  No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.  Assumptions about prices are subject to great uncertainty as metals prices have fluctuated widely in the past.  Declines in the market price of base or precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit.  Changes in operating and capital costs and other factors including, but not limited to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves.

Proposed Federal Legislation

The U.S. Congress is currently considering a proposed major revision of the General Mining Law, which governs the creation of mining claims and related activities on federal public lands in the United States.  Each of the Senate and the House of Representatives has passed a separate bill for mining law revision, and it is possible that a new law could be enacted.  The Company expects that when the new law is effective, it will impose a royalty upon production of minerals from federal lands and will contain new requirements for mined land reclamation, and similar environmental control and reclamation measures.  It remains unclear to what extent any such new legislation may affect existing mining claims or operations.  The affect of any such revision of the General Mining Law on the Company’s operations in the United States cannot be determined conclusively until such revision is enacted.  However, such legislation could materially increase costs on properties located on federal lands, and such revision could also impair the Company’s ability to develop, in the future, any mineral prospects that are located on unpatented mining claims.

Fluctuations in the Market Price of Minerals

The profitability of mining operations is directly related to the market price of the metals being mined.  The market price of base and precious metals such as copper, gold and silver fluctuate widely and is affected by numerous factors beyond the control of any mining company.  These factors include expectations with respect to the rate of inflation, the exchange rates of the dollar and other currencies, interest rates, global or regional political, economic or banking crises, and a number of other factors.  If the market price of the mineral commodity being explored and developed declines, the value of the Company’s projects could also drop dramatically, and the Company might not be able to recover its investment in those projects.  The determination to develop or construct a mine, to place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues from production will be received.  Price fluctuations between the time that such decisions are made and the commencement of production can drastically affect the economics of a mine.

The volatility in metals prices is illustrated by the following table, which sets forth, for the periods indicated, the yearly high and low prices in U.S. dollars per ounce for silver and gold and the high and low yearly average prices for copper in U.S. dollars per pound.

Year

Silver Price Per Ounce

Copper Price Per Pound

High

Low

High

Low

1996

$5.79

$4.67

$1.17

$0.91

1997

$6.39

$4.18

$1.14

$0.87

1998

$7.09

$4.80

$0.85

$0.65

1999

$5.71

$4.93

$0.83

$0.62

2000

$5.36

$4.61

$0.91

$0.75

2001

$4.80

$4.07

$0.82

$0.60

2002

$5.15

$4.30

$0.76

$0.65

2003

$5.965

$4.37

$1.06

$0.70

Year

Gold Price Per Ounce

High

Low

1996

$415.80

$367.40

1997

$359.60

$283.00

1998

$313.15

$273.40

1999

$325.50

$252.80

2000

$312.70

$263.80

2001

$293.25

$255.95

2002

$326.40

$277.55

2003

$416.25

$319.90

Environmental Risks

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production.  Insurance against environmental risk (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to the Company (or to other companies in the minerals industry) at a reasonable price.  To the extent that the Company becomes subject to environmental liabilities, the satisfaction of any such liabilities would reduce funds otherwise available to the Company and could have a material adverse effect on the Company.  Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive.

Our Exploration Programs May Not Result in a Commercial Mining Operation

Mineral exploration and development involve significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines.  The Company does not have any properties on which it intends to conduct exploration. If the exploration programs on any properties which the Company may acquire do not result in the discovery of commercial ore, we will be required to acquire additional properties and write-off all of our investments in our explored properties.

We May Not Have Sufficient Funds To Complete Further Exploration Programs

We have limited financial resources, do not generate operating revenue, and must finance our exploration activity by other means.  We do not know whether additional funding will be available for further exploration of our projects.  If we fail to obtain additional financing, we will have to delay or cancel further exploration of properties we may acquire, and we could lose all of our interest in our properties.

We Would Need Additional Funds To Develop Any Mineral Deposits For Commercial Production

If our exploration programs successfully locate an economic ore body, additional funds will be required to place it into commercial production.  Substantial expenditures would be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metals from the ore and to construct the mining and processing facilities at any site chosen for mining.  We do not know whether additional financing will be available on acceptable terms.  If additional financing is not available, we may have to postpone the development of, or sell, the property.

Factors Beyond Our Control May Determine Whether Any Mineral Deposits We Discover Are Sufficiently Economic To Be Developed Into A Mine

The determination of whether our mineral deposits are economic is affected by numerous factors beyond our control.  These factors include market fluctuations for precious metals, the proximity and capacity of natural resource markets and processing equipment, and government regulations as to governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

Our Resource Calculations Rely On Estimates That Cannot Be Confirmed Until The Ore Is Mined

In carrying on our mineral exploration activities, and making determinations about whether to proceed to the next stage of development, we must rely upon estimated calculations as to the ore mineralization and corresponding ore grades on our properties.  Until ore is actually mined and processed, ore mineralization and ore grade must be considered as estimates only.  Any material changes in ore mineralization estimates and ore grades will affect the economic viability of the placing of a property into production and a property’s return on capital.

Properties May Be Subject To Uncertain Title

The ownership and validity, or title, of unpatented mining claims are often uncertain and may be contested.  A successful claim contesting our title to a property will cause us to lose our rights to mine that property.  This could result in our not being compensated for our prior expenditures relating to the property.

Mineral Exploration And Mining Activities Require Compliance With A Broad Range Of Laws And Regulations, Violation Of Which Can Be Costly

Mining operations and exploration activities are subject to national and local laws and regulations governing prospecting, development, mining, production, experts, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection and mine safety.  In order to comply, we may be required to make capital and operating expenditures or to close an operation until a particular problem is remedied.  In addition, if our activities violate any such laws and regulations, we may be required to compensate those suffering loss or damage, and may be fined if convicted of an offense under such legislation.

Land Reclamation Requirements For Our Exploration Properties May Be Burdensome

Although variable, depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies, as well as companies with mining operations, in order to minimize long term effects of land disturbance.  Reclamation may include requirements to control dispersion of potentially deleterious effluents and to reasonably re-establish pre-disturbance land forms and vegetation.  In order to carry out reclamation obligations imposed on us in connection with our mineral exploration, we must allocate financial resources that might otherwise be spent on further exploration programs.

We Face Industry Competition In The Acquisition Of Mining Properties And The Recruitment And Retention Of Qualified Personnel

We compete with other mineral exploration and mining companies, many of which have greater financial resources than us or are further in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.  If we require and are unsuccessful in acquiring additional mineral properties or personnel, we may not be able to grow at the rate we desire.

Some Of Our Directors And Officers May Have Conflicts Of Interest As A Result Of Their Involvement With Other Natural Resource Companies

Some of our directors and officers are directors or officers of other natural resource or mining-related companies.  These associations may give rise to conflicts of interest from time to time.  As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

Permitting

In the ordinary course of business, mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on our part.  The duration and success of our efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental protection permits, including the approval of reclamation plans, may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated.  It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation of a mine or mines.

Employees.

The Company has no paid employees.  None of the Company’s executive officers are employed by the Company.  Management services are provided on an “as-needed” basis without compensation, generally less than five hours per week.  The Company has no oral or written contracts for services with any member of management. The Company anticipates utilizing the services of outside consultants rather than hiring employees.

There is no preliminary agreement or understanding existing or under contemplation by the Company (or any person acting on its behalf) concerning any aspect of the Company’s operations pursuant to which any person would be hired, compensated or paid a finder’s fee.

Competition.

There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential.  The Company competes for the opportunity to participate in promising exploration projects with other entities, many of which have greater resources than the Company.  In addition, the Company competes with others in efforts to obtain financing to explore and develop mineral properties.

ITEM 2.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF

OPERATION

Plan of Operation.

The Company intends to engage in the exploration, development and if warranted, the mining of properties containing silver, gold and associated precious and base metals or other business opportunities which may become available to the Company.  The Company does not now have an interest in any properties on which it intends to conduct mineral exploration.  The Company is voluntarily registering its common stock under the Securities Exchange Act of 1934.  After completion of this registration, it is the Company’s intention to obtain a listing on the NASDAQ Supervised OTC Bulletin Board.  The Company believes that listing on the OTCBB will facilitate the Company’s efforts to obtain additional equity financing.

The Company has adequate financial resources to meet its financial obligations for the next 12 months.  The Company does not anticipate a significant change in the number of employees during the next 12 months.  The Company intends to rely upon the use of outside consultants to provide services to the Company.  These plans could change depending upon the success, timing and nature of the acquisition of mineral exploration properties.

ITEM 3.

DESCRIPTION OF PROPERTY

The Company does not currently hold interests in any mineral properties.

The Company presently operates from office space provided on a rent-free basis by the president of the Company.  In the event that this space becomes unavailable in the future, the Company will seek to lease office space from an unaffiliated party at prevailing competitive rates.

ITEM 4.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a) Security Ownership of Certain Beneficial Owners.

The following table sets forth information regarding any non-management person known to the Company to be the beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act) of more than five percent of any class of the Company’s voting securities.  The percentages were derived based on 7,378,815 shares of common stock issued and outstanding at December 31, 2003.

Title

Name and Address

Amount and Nature of

Percent

of Class

of Beneficial Owner

Beneficial Ownership

of Class

Common Stock

Terrence Dunne

 720,000

9.76%

601 W. Main Ave., Ste. 1017

Spokane, WA 99201

Common Stock

Rockne J. Timm

692,500

9.38%

926 W, Sprague Ave., Ste. 216

Spokane, WA 99201

Common Stock

A. Douglas Belanger

601,250

8.15%

11306 N. Normandie

Spokane, WA 99218

Common Stock

Robert W. O’Brien

 400,000

5.42%

1511 S. Riegel Ct.

Spokane, WA 99212

 (b) Security Ownership of Management.

The following table sets forth certain information regarding the number and percentage of shares of Common Stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by each director, each of the named executive officers and directors and officers as a group.  The percentages are derived based on 7,378,815 shares of common stock issued and outstanding at December 31, 2003.

Title

Name and Address

Amount and Nature of

Percent

of Class

of Beneficial Owner

Beneficial Ownership

of Class

Common Stock

Robert E. Kistler

531,314

7.20%

26505 N. Bruce Rd.

Chattaroy, WA 99003-7720

<r>

Common Stock

Hobart Teneff

328,950

4.46%

P.O. Box 30446

Spokane, WA 99223

</r>

Common Stock

All directors and officers

860,264

11.66%

as a group (2 individuals)

(c) Changes in Control.

There are no arrangements known to the Company, the operation of which may at a subsequent time result in the change of control of the Company.

ITEM 5.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following information is provided with respect to each executive officer and director of the Company as of April 1, 2004.

<r>

Common Shares Owned

Year First Became

Beneficially, Directly or

Name

Age

    A Director

           Indirectly

Robert E. Kistler

74

1975

531,314

Hobart Teneff

84

1998

328,950 </r>

Robert E. Kistler is the President, Treasurer and a Director of the Company.  Mr. Kistler has been a director of the Company for more than 29 years and has served as the Company’s President and Treasurer for more than 26 years.

Hobart Teneff has served as an Officer (currently Vice President) and Director of the Company since 1998.  From 1975 through 1988, Mr. Teneff served as president of Gold Reserve Corporation, and from 1975 through 1994, was also one of its directors.  He was also president, chief executive officer and a director of Pegasus Gold Inc. from 1976 through 1987 and President of Argo Gold Inc. and Montoro Inc. prior to their being merged into Pegasus in 1980 and 1981, respectively.  Since 1999, Mr. Teneff has served as a director and president of Hanover Gold Company, Inc.  Mr. Teneff holds a degree in chemical engineering from Gonzaga University.

Board Committees

The Company does not have an audit or nominating committee. The entire board performs the functions of the Audit and Nominating Committees.

<r> Robert E. Kistler and Hobart Teneff, comprising the entire Board of Directors, perform the functions of the Audit Committee, recommend a firm of independent certified public accountants to audit the annual financial statements, discuss with the auditors and approve in advance the scope of the audit, review with the independent auditors their independence, the financial statements and their audit report, review management's administration of the system of internal accounting controls, and review the Company's procedures relating to business ethics.  The Company does not currently have a written audit committee charter.  Neither Mr. Kistler nor Mr. Teneff is deemed to be an independent director as that term is defined in Rule 4200(a)(14) of the NASD’s listing standards. </r>

The Board of Directors has adopted a pre approval policy requiring that the Audit Committee pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services do not impair the auditor’s independence.

Code of Ethics

The Company has adopted a Code of Ethics for its Chief Executive Officer and Senior Financial Officers.

ITEM 6.

EXECUTIVE COMPENSATION

<r>

Compensation.

During the past three fiscal years our officers and directors have received no compensation for services rendered.  In October 2003, Hobart Teneff and Robert E. Kistler received $2,500 and $2,750 respectively as directors’ fees and a distribution of stock valued at $2,500.

ITEM 7.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no transactions or series of transactions, or proposed transactions during the last two years to which the Registrant is a party in which any Director, nominee for election as a Director, executive officer or beneficial owner of five percent or more of the Registrant’s Common Stock, or any member of the immediate family of the foregoing had or is to have a direct or indirect material interest exceeding $60,000.

ITEM 8.

DESCRIPTION OF SECURITIES

Common Stock.

The Company is authorized to issue two hundred million (200,000,000) shares of $0.001 par value common stock.  All of the common stock authorized has equal voting rights and powers without restrictions in preference.  All shares of common stock are equal to each other with respect to voting, liquidation, dividend and other rights.  Owners of shares of common stock are entitled to one vote for each share of common stock owned at any shareholders' meeting.  Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor; and upon liquidation, are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders.

Preferred Stock.

The Company is authorized to issue ten million (10,000,000) shares of $0.001 stated value preferred stock.  The preferred stock is entitled to preference over the common stock with respect to the distribution of assets of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntarily or involuntarily, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs.  The authorized but unissued shares of preferred stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors.  The Directors in their sole discretion shall have the power to determine the relative powers, preferences, and rights of each series of preferred stock.  </r>

At April 1, 2004, there were 7,378,815 shares of common issued and outstanding held by approximately 1,100 shareholders of record.  There are no outstanding options or rights to acquire shares.

There are no conversion, preemptive, or other subscription rights or privileges with respect to any shares.  Our stock does not have cumulative voting rights which means that the holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so.  In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors.

Dividends.

We have paid no dividends and propose for the foreseeable future to utilize all available funds for the development of its business.  Accordingly, it has no plans to pay dividends even if funds are available, as to which there is no assurance.

Transfer Agent.

The Company currently utilizes the services of Columbia Stock Transfer Company, 410 Sherman Avenue, Suite 207, Coeur d’Alene, ID 83814, as transfer agent and registrar for the Company.

PART II

ITEM 1.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Common Stock of the Company is traded in the over-the-counter market on the NASD Pink Sheets under the symbol “BOGD”.  The following table shows the high ask and low bid prices for the Common Stock for each quarter during the last two fiscal years ended March 31, and the most recent fiscal quarter.  The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Fiscal Year

High Ask

Low Bid

Year ended 3/31/02

Quarter ended  6/30/01

.01

.01

Quarter ended  9/30/01

.01

.01

Quarter ended 12/31/01

.01

.01

Quarter ended   3/31/02

.01

.01

Year ended 3/31/03

Quarter ended   6/30/02

.01

.01

Quarter ended   9/30/02

.01

.01

Quarter ended 12/31/02

.03

.01

Quarter ended   3/31/03

.03

.03

Year ending 3/31/04

Quarter ended 6/30/03

.035

.035

Quarter ended 9/30/03

.06

.02

Quarter ended 12/31/03

.18

.05

Quarter ended 03/31/04

.15

.10

The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future.  The Company currently intends to retain any future earnings to finance its operations.

<r>

Restriction on Resale

Because the Shares sold in the October, 2003 private placement were not registered under the Act or similar state exemptions, they cannot be sold or transferred by an investor unless they are subsequently registered or an exemption from registration is available at the time of transfer.  There can be no assurance that an exemption from registration will be available to any purchaser of those Shares.

The staff of the Securities and Exchange Commission has opined that in certain circumstances shares of blank check companies held by management and principal shareholders may not be resold under Rule 144 of the Act. If the Company is deemed to be a blank check company shares held by management and principal shareholders may be ineligible for resale under Rule 144, and such case those shareholders  would  have to hold their Shares indefinitely unless subsequently registered. </r>

ITEM 2.

LEGAL PROCEEDINGS

<r> The Company is not a party to, or the subject of, any pending legal proceeding or any contemplated proceeding of a governmental authority.  </r>

ITEM 3.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

During the Company’s two most recent fiscal years and any later interim periods, the Company’s principal accountant has not resigned (or declined to stand for re-election) or was dismissed.

ITEM 4.

RECENT SALES OF UNREGISTERED SECURITIES

In October of 2003, the Company offered and sold 3,000,000 shares of common stock at a price of $0.025 per share.  The shares were offered by Pennaluna & Company as agents for the Company.   Sales commissions of $7,500 was paid to Pennaluna in connection with the offer and sale of the securities.

The shares were sold to sixteen individual investors, each of whom was accredited and sophisticated.  None of the shares were offered by means of advertising or general solicitation.  The shares were only offered and sold to persons personally known to the Company’s executive officers and directors.  Sales were made to the following individuals:

Name	Dollar Amount	Shares
Gary N. Thams	$ 1,500	60,000
Niles A. & Patricia K. Seldon	$ 1,000	40,000
Rockne J. Timm	$ 10,000	400,000
A. Douglas Belanger	$ 10,000	400,000
John Coghlan	$ 4,000	160,000
Linda S. Cunningham	$ 2,500	100,000
Wayne Demeester	$ 1,500	60,000
Terrence J. Dunne	$ 18,000	720,000
James F. Etter	$ 3,500	140,000
Smith F. & Linda M. Hogsett	$ 1,000	40,000
Gregory M. & Jeanah J Jens	$ 1,000	40,000
Greg Lipsker	$ 2,000	80,000
Daniel R. McKinney	$ 2,500	100,000
Joel & Bonnie Pischke	$ 2,000	80,000
Martyn Powell	$ 4,500	180,000
Robert O’Brien	$ 10,000	400,000
Total	$ 75,000	3,000,000

Each of the sales was made pursuant to exemptions from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) and Rule 506 of Regulation D.  Each of the certificates issued in connection with the above offerings contained restrictive language on its face and each certificate had a restrictive legend in substantially the following form:

The securities represented by this certificate have not been registered under the Securities Act of 1933 (the “Act”) and may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established by opinion of counsel satisfactory to the Company to the effect that in the opinion of such counsel such registration in not required.

ITEM 5.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company’s Articles of Incorporation and By-Laws are silent with respect to indemnification of Officers and Directors.

Section 23B.08.510 of the Business Corporation Act sets out the corporation’s basic authority to indemnify.  The section is structured to first define generally what the corporation may indemnify and then specify exceptions for which the corporation is not permitted to indemnify. The general standards for indemnification are closely related to the basic statutory provision defining the general standards of director conduct.  The indemnity standards, however, are lower.  Section 23B.08.300 (general standards of conduct) includes a requirement that directors exercise the “care an ordinarily prudent person in a like position would exercise.”  This standard is not contained in the standard for indemnification, which only requires that directors act “in good faith” and that they “reasonably believe” that their actions are either in the corporation’s best interests or at least not opposed to those best interests.  It is possible that a director who falls below the standard of conduct prescribed by the Business Corporation Act may meet the standard for indemnification under Section 23B.08.510.  With respect to the reverse, a director who has met the standards of conduct would be eligible in virtually every case to be indemnified under Section 23B.08.510.

The general statutory scheme for corporate indemnification of directors and officers under the Business Corporation Act has both permissive and mandatory aspects.  It allows, but does not require, the corporation to indemnify in a wide variety of circumstances and requires the corporation to indemnify in other circumstances.  The corporation may generally advance expenses for the defense of claims.  Further, under certain circumstances, the court may be requested to order that a director is entitled to indemnification regardless of whether the director met the standards of conduct that would otherwise allow the corporation to indemnify.  Shareholders may authorize indemnification and advancement of expenses without regard to the statutory limitations on the corporation’s authority, with certain specific exceptions.  Generally, corporations may indemnify officers, employees and agents to the same extent as it may indemnify directors, or to the extent consistent with any law, as it provides in its articles of incorporation, bylaws or action of its board, or by contract.

Permissive Indemnification.

A corporation may indemnify an individual who has been made a party to a proceeding because the individual is or was a director, against liability incurred in the proceeding if:

(a)

The individual acted in good faith; and

(b)

The individual reasonably believed:

(i)

In the case of conduct in the individual’s official capacity with the corporation, that the individual’s conduct was in its best interest; and

(ii)

In all other cases, that the individual’s conduct was at least not opposed to its best interests; and

(c)

In the case of any criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful.

Section 23B.08.510 defines the “outer limits” for which indemnification (other than as authorized by shareholder action) is permitted.  If a director’s conduct falls outside these limits, the directors, however, is still potentially eligible for court-ordered indemnification or shareholder-authorized indemnification under other provisions.  Conduct falling within these broad guidelines is permissive; it does not entitle directors to indemnification.

Mandatory Indemnification.

There is a much more limited area of mandatory indemnification. A corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Public Policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

[The balance of this page intentionally left blank]

PART F/S

FINANCIAL STATEMENTS

DECORIA, MAICHEL & TEAGUE A PROFESSIONAL SERVICES FIRM

Report of Independent Certified Public Accountants

Board of Directors

Bonanza Gold, Inc.

We have audited the accompanying balance sheets of Bonanza Gold, Inc. (“the Company”) as of March 31, 2003 and 2002, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bonanza Gold, Inc. as of March 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company's recurring operating losses raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DeCoria, Maichel & Teague P.S.

/s/ DeCoria, Maichel & Teague P.S.

Spokane, Washington

August 28, 2003

BONANZA GOLD, INC.

TABLE OF CONTENTS

                                                                                                                                              Page

Balance Sheets, March 31, 2003 and 2002

18

Statements of Operations for the years ended March 31, 2003 and 2002

19

Statements of Changes in Stockholders’ Equity

for the years ended March 31, 2003 and 2002

20

Statements of Cash Flows for the years ended March 31, 2003 and 2002

21

Notes to Financial Statements

22-27

Bonanza Gold, Inc.

Balance Sheets

March 31, 2003 and 2002

ASSETS

2003

2002

Current assets:

Cash

$

14,316

$

5

Marketable equity securities

                    -

          12,212

Total current assets

          14,316

          12,217

Other assets:

Other equity securities

            2,500

            2,500

Total assets

$

        16,816

$

        14,717

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Accounts payable

$

576

Related party advances

                    -

$

             511

Total liabilities

               576

               511

Stockholders’ equity:

Common stock, $0.10 par value; 20,000,000

shares authorized, 4,248,815 shares issued

and outstanding

424,881

424,881

Discount on common stock

(63,000)

(63,000)

Additional paid-in capital

168,771

168,771

Accumulated other comprehensive loss

(7,500)

(1,237)

Accumulated deficit

       (506,912)

       (515,209)

Total stockholders’ equity

          16,240

          14,206

Total liabilities and stockholders’ equity

$

        16,816

$

        14,717

The accompanying notes are an integral part of these financial statements.

Bonanza Gold, Inc.

Statements of Operations

For the years ended March 31, 2003 and 2002

2003

2002

Operating expenses:

General and administrative expense

$

          2,616

$

          1,035

Total operating expenses

            2,616

            1,035

Other income:

Interest income

55

4

Realized gain on marketable securities

          10,858

Total other income

          10,913

                   4

Net income (loss)

$

          8,297

$

         (1,031)

Other comprehensive income (loss)

Unrealized loss on marketable securities

$

         (3,030)

Comprehensive income (loss)

$

          8,297

$

         (4,061)

Net loss per common share

$

              Nil

$

              Nil

Weighted average common

shares outstanding-basic

     4,248,815

     4,248,815

The accompanying notes are an integral part of these financial statements.

Bonanza Gold, Inc.

Statements of Changes in Stockholders’ Equity

For the years ended March 31, 2003 and 2002

Accumulated Other

Discount on

Additional Paid

Comprehensive

Accumulated

Shares

Amount

Common Stock

in Capital

income (loss)

Deficit

Total

Balance, March 31, 2001

4,248,815

$

424,881

$

(63,000)

$

168,771

$

1,793

$

(514,178)

$

18,267

Unrealized loss on marketable

equity securities

(3,030)

(3,030)

Net loss

        (1,031)

        (1,031)

Balance, March 31, 2002

4,248,815

424,881

(63,000)

168,771

(1,237)

(515,209)

14,206

Sale of marketable equity securities

(6,263)

(6,263)

Net income

8,297

         8,297

Balance, March 31, 2003

  4,248,815

$

   424,881

$

   (63,000)

$

      168,771

$

      (7,500)

$

  (506,912)

$

     16,240

The accompanying notes are an integral part of these financial statements.

Bonanza Gold, Inc.

Statements of Cash Flows

For the years ended March 31, 2003 and 2002

2003

2002

Cash flows from operating activities:

Net income (loss)

$

8,297

$

(1,031)

Adjustment to reconcile net loss to net cash

used by operating activities:

Realized gain on marketable equity securities

(10,858)

Change in:

Accounts payable

576

Related party advances

              (511)

              511

Net cash used by operating activities

           (2,496)

             (520)

Cash flows from investing activities:

Cash provided by sale of marketable equity securities

          16,807

Net cash provided by investing activities

          16,807

Net change in cash

          14,311

             (520)

Cash, beginning of year

                   5

              525

Cash, end of year

$

        14,316

$

                5

The accompanying notes are an integral part of these financial statements.

Bonanza Gold, Inc.

Notes to Financial Statements

1.

Description of Business

Bonanza Gold, Inc. (“the Company”) is a Washington corporation that was incorporated on April 3, 1961.  The Company was organized to explore for, acquire and develop natural resource properties in the Western United States. Until 1995 the Company was involved in the acquisition and exploration of various mining properties. In 1996 the Company abandoned its remaining mining properties. During the past several years since 1996 the Company’s activities have been confined to general and administrative functions.

The Company has incurred losses since its inception and has no recurring source of revenue. These conditions raise substantial doubt as to the Company’s ability to continue as a going concern.  Management's plans for the continuation of the Company as a going concern include financing the Company's operations through sales of its unregistered common stock and the eventual acquisition of an entity with profitable business operations. There are no assurances, however, with respect to the future success of these plans. The financial statements do not contain any adjustments, which might be necessary, if the Company is unable to continue as a going concern.

Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

2.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized. At March 31, 2003 and 2002, the Company had recorded no net deferred tax assets or liabilities and recognized no income tax provision as it had no taxable income for the years then ended.

Fair Values of Financial Instruments

The carrying amounts of financial instruments including cash, accounts payable, and related party advances, approximated their fair values as of March 31, 2003 and 2002.

Bonanza Gold, Inc.

Notes to Financial Statements

2.

Summary of Significant Accounting Policies, Continued:

Net Loss Per Share

Statement of Financial Accounting Standards No. 128, “Earnings per Share,” requires dual presentation of basic earnings per share (“EPS”) and diluted EPS on the face of all income statements, for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of both classes of common shares outstanding for the period.  Diluted EPS reflects the potential dilution that could occur from common stock equivalents such as common shares issuable through stock options, warrants and other convertible securities. At March 31, 2003 and 2002, the Company had no outstanding common stock equivalents, and only basic EPS is reported for the years then ended.

Environmental Matters

The Company has owned mineral property interests on certain public and private lands in Idaho, Washington, Montana and Alaska. The Company’s mineral property holdings have included lands contained in mining districts that have been designated as “Superfund” sites pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA").  The Company and its properties have been and are subject to a variety of federal and state regulations governing land use and environmental matters. The Company’s management has engaged consultants to review the potential environmental impacts of its prior mineral exploration and development activities and believes it has been in substantial compliance with all such regulations, and is unaware of any pending action or proceeding relating to regulatory matters that would affect the financial position of the Company. The Company’s management acknowledges, however, that the possibility exists that the Company may be subject to environmental liabilities associated with its prior activities in the unforeseeable future, although the likelihood of such is deemed remote and the amount and nature of the liabilities is impossible to estimate.

Investments

Marketable equity securities are categorized as available-for-sale and carried at quoted market value. Investments in securities of privately held entities are quoted at their estimated fair value. Realized gains and losses on the sale of securities are recognized on a specific identification basis.  Unrealized gains and losses are included as a component of accumulated other comprehensive income or loss, net of related deferred income taxes, if applicable, unless a permanent impairment in value has occurred, which is then charged to operations.

Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires the disclosure of comprehensive income, which includes net income (loss), and unrealized gains and losses on marketable equity securities classified as available-for-sale.

Bonanza Gold, Inc.

Notes to Financial Statements

2.

Summary of Significant Accounting Policies, Continued:

New Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred.  SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.  The Company believes that its adoption of SFAS No. 146 will not have a material impact on its results of operations or financial position.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions-an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9." SFAS No. 147 will have no impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects of reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. The amendments to SFAS No. 123, which provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation is effective for financial statements for fiscal years ending after December 15, 2002. The amendment to SFAS No. 123 relating to disclosures and the amendment to Opinion 28 is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. Management does not intend to adopt the fair value accounting provisions of SFAS No. 123 and currently believes that the adoption of SFAS No. 148 will not have a material impact on the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting for Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 clarifies the requirements for a guarantor's accounting for and disclosure of certain guarantees issued and outstanding. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation also incorporates without reconsideration the guidance in FASB Interpretation No. 34, which is being superseded. The adoption of FIN 45 will not have a material effect on the Company's financial statements.

Bonanza Gold, Inc.

Notes to Financial Statements

2.

Summary of Significant Accounting Policies, Continued:

New Accounting Pronouncements, Continued:

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This standard amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."  This statement is effective prospectively for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. SFAS No. 149 will not have an impact upon initial adoption and is not expected to have a material effect on the Company's results of operations, financial position and cash flows.

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables," related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria they should be accounted for separately as separate units of accounting. This consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. EITF 00-21 will not have an impact upon initial adoption and is not expected to have a material impact on the Company's results of operations, financial position and cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The changes are intended to result in a more complete depiction of an entity's liabilities and equity and will, thereby, assist investors and creditors in assessing the amount, timing, and likelihood of potential future cash outflows and equity share issuances. The requirements of SFAS No. 150 become effective for the Company for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has evaluated the impact of SFAS No. 150 to determine the effect it may have on its results of operations, financial position or cash flows and has concluded that the adoption of this statement is not expected to have a material affect on the Company's financial position or results of operations.

Bonanza Gold, Inc.

Notes to Financial Statements

3.

Income Taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered.  A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized.  The Company has not recorded an income tax provision for the years ended March 31, 2003 and 2002, as it had no taxable income.  The Company has net operating loss carryforwards for income tax purposes at March 31, 2003 and 2002, of approximately $270,000 and $280,000, respectively, which will expire in 2023, and an associated deferred tax asset of approximately $92,000 and $95,000, respectively. The deferred tax assets have been fully reserved for as management believes it is more likely than not that the deferred tax assets will not be utilized.

4.

Investments

The Company accounts for its investments in equity securities in accordance with the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and reports its investments in available-for-sale securities at their fair value, with unrealized gains and losses excluded from income or loss and included in other comprehensive income or loss.  Marketable equity securities expected to be sold within one year are classified as current assets.  At March 31, 2003 and 2002 the Company's investments in marketable equity securities were as follows:

2003

2002

Market

Market

Value

Cost

Value

Cost

Classified as current assets:

Various publicly traded equities

$

0

$

0

$

12,212

$

5,949

Classified as non-current assets:

Securities in a privately held company

$

2,500

$

10,000

$

2,500

$

10,000

At March 31, 2003 and 2002, unrealized losses in marketable equity securities were $7,500 and $1,237, respectively.

5.

Related Party Advances

The Company has funded its operating activities from time to time by advances from related parties. During the fiscal year ended March 31, 2002, Robert Kistler, the Company's president and a director, paid $511 in general and administrative expenses on behalf of the Company.  The expenses were accrued at March 31, 2002 and paid back to Mr. Kistler during the fiscal year ended March 31, 2003.

The Company is also provided certain administrative services and office space by a director for no charge to the Company.  The value of these services and office space is immaterial individually and in the aggregate to the Company's financial statements.

Bonanza Gold, Inc.

Notes to Financial Statements

6.

Stockholders’ Equity

Common Stock

The Company has one class of non-assessable common stock. The common stock has a par value of $0.10 per share and 20,000,000 shares are authorized for issue.  Stock issued for cash or consideration less than its par value is accounted for as a discount on common stock in the Company’s stockholders’ equity accounts.

BONANZA GOLD,  INC.

Balance Sheets

December 31, 2003 and March 31, 2003

ASSETS

(Unaudited)

December 31,

March 31,

  2003

 2003

Current assets:

Cash

$

44,417

$

14,316

Other assets:

Other equity securities

              -

       2,500

Total assets

$

   44,417

$

   16,816

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Accounts payable

$

            -

$

        576

Stockholders’ equity:

Common stock,

$0.10 par value; 20,000,000

shares authorized; 7,378,815 and 4,248,815

shares issued and outstanding at December 31, 2003

and March 31, 2003, respectively

737,881

424,881

Discount on common stock

(311,751)

(63,000)

Additional paid-in capital

168,771

168,771

Accumulated other comprehensive loss

-

(7,500)

Accumulated deficit

  (550,484)

  (506,912)

Total stockholders’ equity

     44,417

     16,240

Total liabilities and stockholders’ equity

$

   44,417

$

   16,816

The accompanying notes are an integral part of these financial statements.

BONANZA GOLD, INC.

Statements of Operations

For the Nine Months Ended December 31, 2003 and 2002 (unaudited)

December 31,

   2003

   2002

Operating expenses:

Legal and accounting

$

19,107

$

-

Officer compensation

10,250

-

Environmental consulting

5,156

-

General and administrative

      1,631

            734

Total operating expenses

    36,146

            734

Other income (expense):

Interest

74

45

Realized gain (loss) on marketable securities

     (7,500)

         8,282

Total other income (expense)

     (7,426)

         8,327

Net income (loss)

$

(43,572)

$

       7,593

Net loss per share

$       .01

$

           Nil

Weighted average common shares outstanding

5,091,070

 4,248,815

The accompanying notes are an integral part of these financial statements.

BONANZA GOLD, INC

Statements of Cash Flows

For the Nine Months Ended December 31, 2003 and 2002 (unaudited)

December 31,

  2003

  2002

Cash flows from operating activities:

Net income (loss)

$

(43,572)

$

7,593

Adjustment to reconcile net income (loss) to net cash

used by operating activities:

Realized (gain) loss on equity securities

7,500

(8,282)

Common stock issued for services

3,250

-

Equity investment issued as officer compensation

2,500

Change in:

Accounts payable

(577)

-

Related party advances

                -

         (511)

Net cash used by operating activities

      (30,899)

      (1,200)

Cash flows from investing activities:

Issuance of common stock, net of offering costs

61,000

Cash provided by sale of marketable equity securities

                -

      10,082

Net cash provided by investing activities

       61,000

      10,082

Net change in cash

30,101

8,882

Cash, beginning of period

       14,316

               5

Cash, end of period

$

     44,417

$

      8,887

The accompanying notes are an integral part of these financial statements.

BONANZA GOLD, INC.

Notes to Financial Statements

1.

Description of Business

Bonanza Gold, Inc. (the “Company”) is a Washington corporation that was incorporated on April 3, 1961.  The Company was organized to explore for, acquire and develop natural resource properties in the Western United States.  Until 1995, the Company was involved in the acquisition and exploration of various mining properties.  In 1996 the Company abandoned its remaining mining properties.  During the past several years since 1996, the Company’s activities have been confined to general and administrative functions.

The Company has no recurring source of revenue, has incurred operating losses since inception and, at December 31, 2003, has a stockholders’ deficit.  These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management of the Company has undertaken certain actions to address these conditions, including sales of the Company's common stock. The interim financial statements do not contain any adjustments which might be necessary if the Company is unable to continue as a going concern.

Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

2.

Basis of Presentation

The unaudited financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial information.  Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company’s management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of the interim financial statements have been included. Operating results for the nine-month period ended December 31, 2003 are not necessarily indicative of the results that may be expected for the full year ending March 31, 2004.

PART III

ITEM 1.

INDEX TO EXHIBITS.

(1)

Underwriting agreement

     N/A

(2)

Plan of acquisition, reorganization arrangement, liquid, or succession. N/A

(3)

(i)(a)

Articles of Incorporation – March 29, 1961

(i)(b)

Articles of Amendment – August 20, 1962

(i)(c)

Articles of Amendment – May 17, 1974

(i)(d)

Articles of Amendment – October 17, 1977

(i)(e)

Articles of Amendment – June 15, 1999

(i)(f)

Amended and Restated Articles – January 30, 2004

(ii)

By Laws

(4)

Instruments defining the rights of holders, including indentures

     N/A

(5)

Opinion re: legality

     N/A

(6)

No exhibit required

     N/A

(7)

No exhibit required

     N/A

(8)

Opinion re: tax matters

     N/A

(9)

Voting trust agreement

     N/A

(10)

Material contracts

     N/A

(11)

Statement re: computation of per share earnings

     N/A

(12)

No exhibit required

     N/A

(13)

Annual or quarterly reports, Form 10-Q

     N/A

(14)

Code of Ethics

(15)

Letter on unaudited interim financial information

     N/A

(16)

Letter on change in certifying accountant

     N/A

(17)

Letter on director resignation

     N/A

(18)

Letter on change in accounting principles

     N/A

(19)

Reports furnished to security holders

     N/A

(20)

Other documents or statements to security holders

     N/A

(21)

Subsidiaries of the registrant

     N/A

(22)

Published report regarding matters submitted to vote

     N/A

(23)

Consent of experts and counsel

     N/A

(24)

Power of attorney

     N/A

(25)

Statement of eligibility of trustee

     N/A

(26)

Invitations for competitive bids

     N/A

(27)

through (98) Reserved

     N/A

(99)

Additional Exhibits

(i)

Form of Audit Committee Pre-approval Policies

ITEM 2.

DESCRIPTION OF EXHIBITS.

Not Applicable

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated April 22, 2004.

BONANZA GOLD, INC.

/s/ Robert E. Kistler

By:

     ROBERT E. KISTLER, PRESIDENT